                                  FORM 18-K/A


                                AMENDMENT NO. 1


           For Foreign Governments and Political Subdivisions Thereof


                       SECURITIES AND EXCHANGE COMMISSION


                                Washington, D.C.


                                 ANNUAL REPORT


                                       of


                    CANADA MORTGAGE AND HOUSING CORPORATION
                  (An agent of Her Majesty in right of Canada)
                              (Name of Registrant)


              Date of end of last fiscal year:  December 31, 2001


                             SECURITIES REGISTERED*
                          (As of close of fiscal year)


                              ____________________



                                                                    Names of
                              Amounts as to which                 exchanges on
Title of Issue             registration is effective            which registered
--------------             -------------------------            ----------------

     N/A                             N/A                              N/A


     Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:


                               William R. Crosbie
                Minister - Counselor (Economic and Trade Policy)
                                Canadian Embassy
                         501 Pennsylvania Avenue, N.W.
                            Washington, D.C.  20001


                                   Copies to:
                             ROBERT W. MULLEN, JR.
                      Milbank, Tweed, Hadley & McCloy LLP
                            1 Chase Manhattan Plaza
                                 New York, N.Y.


     _________________________

     * The Registrant is filing this Amendment No. 1 to its annual report on a voluntary basis.

     This amendment to Canada Mortgage and Housing Corporation's ("CMHC's") Annual Report on Form 18-K for the year ended December 31, 2001 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement dated as of March 11, 2003 signed by Royal Bank of Canada, London Branch, (ii) the Underwriting Agreement dated as of March 4, 2003 among CMHC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Dominion Securities Corporation, as representatives of the several underwriters, (iii) the Opinion and Consent of Sharon Rosentzveig, Assistant General Counsel of CMHC and (iv) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for CMHC, all of which were prepared in connection with the offering of U.S.$500,000,000 2.95% United States Dollar Bonds due June 2, 2008 (the "Bonds") described in its Prospectus Supplement dated March 4, 2003 (the "Prospectus Supplement") to its Prospectus dated June 9, 1994 (the "Basic Prospectus").

     That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement No. 33-69124. Such portion is not expected to exceed an aggregate principal amount of U.S.$381,700,000. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus an aggregate of $28,291,920 will remain registered on Registration Statement No. 33-69124.


     The exhibits to CMHC's Annual Report on Form 18-K for the year ended December 31, 2001, as hereby amended, are as follows:

     (1) Current Canada Mortgage and Housing Corporation Information (previously filed).

     (2) Consent of the Auditor General of Canada and Jean-Guy Poulin, C.A. of the firm Mallette General Partnership (previously filed).

     (3)  Fiscal Agency Agreement.

     (4)  Underwriting Agreement.

     (5) Opinion and Consent of Sharon Rosentzveig, Assistant General Counsel of CMHC.

     (6)  Consent of Milbank, Tweed, Hadley & McCloy LLP.

     It is estimated that the expenses of CMHC in connection with the sale of the Bonds will be as follows:


         Filing Fee...............................      U.S.$35,116.40
         Legal....................................              35,000
         Printing.................................              10,000
         Reimbursement of Underwriters' Expenses..              90,000
         Miscellaneous Expenses...................            9,883.60
                                                          ------------
                                                          U.S.$180,000
                                                          ============


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number one to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 10th day of March, 2003.


                             Canada Mortgage and Housing Corporation


                             /s/ Trevor Gloyn
                             -----------------------------------------
                             Trevor Gloyn, Treasurer

                                 EXHIBIT INDEX

     (1) Current Canada Mortgage and Housing Corporation Information (previously filed).

     (2) Consent of the Auditor General of Canada and Jean-Guy Poulin, CA of the firm Mallette General Partnership (previously filed).

     (3)  Fiscal Agency Agreement.

     (4)  Underwriting Agreement.

     (5) Opinion and Consent of Sharon Rosentzveig, Assistant General Counsel of CMHC.

     (6)  Consent of Milbank, Tweed, Hadley & McCloy LLP.